Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL ANNOUNCES EXPIRY OF OFFER FOR FIBREK INC.

NEW YORK, NY, April 30, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that its offer (the “Offer”) for all of the common shares (the “Fibrek Shares”) of Fibrek Inc. (“Fibrek”) expired on April 27, 2012 (the “Expiry Time”). The Offer was conditioned upon, among other things, at least 50.1% of the outstanding Fibrek Shares, on a fully-diluted basis, having been tendered thereunder, which was not met as of the Expiry Time. Accordingly, Mercer and MERC Acquisition Inc. will not acquire any Fibrek Shares that were tendered under the Offer.

In connection with the foregoing, the Support Agreement between Mercer and Fibrek dated February 9, 2012, as amended, has been terminated. All Fibrek Shares that were previously tendered under the Offer and not withdrawn will be returned promptly.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended in connection with the Offer. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statements

This document and/or certain information incorporated by reference herein include forward looking statements. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: the highly cyclical nature of our business, raw material costs, our level of indebtedness, competition, foreign exchange and interest rate fluctuations, our use of derivatives, expenditures for capital projects, environmental regulation and compliance, disruptions to our production, market conditions and other risk factors listed from time to time in our SEC reports.

APPROVED BY:

Jimmy S.H. Lee Chairman & President (604) 684-1099	David M. Gandossi Executive Vice-President & Chief Financial Officer (604) 684-1099